Filed pursuant to Rule 424(b)(3)
                                      Registration Statement File No. 333-135636


               PROSPECTUS SUPPLEMENT NO. 5 DATED DECEMBER 18, 2006
                     TO PROSPECTUS DATED SEPTEMBER 15, 2006

                                   22,629,143
                                  Common Shares

                         TIDELANDS OIL & GAS CORPORATION
                   1862 W. Bitters Rd., San Antonio, TX 78248

                      The Resale of Shares of Common Stock

This Prospectus Supplement No. 5 supplements our Prospectus dated September 15, 2006, as supplemented by Prospectus Supplement No. 1 dated September 29, 2006, Prospectus Supplement No. 2 dated October 25, 2006, Prospectus Supplement dated November 21, 2006 and Prospectus Supplement No. 4 dated December 8, 2006. The shares that are the subject of this Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 5 together with Prospectus Supplements Nos. 1, 2, 3 and 4.

This Prospectus Supplement includes the following:

     o Our Current Report on Form 8-K/A dated December 8, 2006, which was filed with the Securities and Exchange Commission on December 18, 2006.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

We may amend or supplement this Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make your investment decision.

This Prospectus Supplement is incorporated by reference into the Prospectus, and all terms used herein will have the meaning assigned to them in the Prospectus. See "Risk Factors" beginning on page 5 of the accompanying Prospectus for a description of certain factors that should be considered by prospective Investors.

Our shares of common stock are quoted on the NASD Over-the-Counter Electronic Bulletin Board under the symbol TIDE. These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is December 18, 2006.

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8-K/A


                CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                        Date of Report: December 8, 2006



                         TIDELANDS OIL & GAS CORPORATION
                         -------------------------------
             (Exact Name of registrant as specified in its Charter)




       Nevada                          0-29613                    66-0549380
----------------------           ------------------            ---------------
State of Incorporation           Commission File No.           I.R.S. Employer
                                                             Identification No.

1862 West Bitters Rd. San Antonio, TX                               78248
-----------------------------------------                      ---------------
(Address of principal executive offices)                         (Zip Code)



Registrant's telephone number,( 210 )  764  -   8642
                               -----  -----    ------



                     (Registrant's former name and address)




Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions below:

[_] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[_] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[_] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CFR 240-14d-2(b))
[_] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Item 8.01   Other Events

Tidelands Oil & Gas Corp., (the "Company") and Michael Ward, the Company's former President, CEO and member of the board of directors, have entered into the formal written documentation (the "Agreement") as described in the 8-K Current Report filed on December 11, 2006.

The summary of the key terms of the Agreement are set forth below and are qualified

     (1) Mr. Ward has agreed to execute documents as may be reasonably requested by the Company to formalize and finalize his resignations from the Company and its subsidiaries.

     (2) Mr. Ward has agreed to repay the following obligations owed to the Company, on, or before December 31, 2006:

          (a) The airplane note outstanding principal and all accrued interest to the date of the payment. The total amount due as of December 15, 2006 is $286,810.36.

          (b) The stock subscription amended promissory note dated September 15, 2005 in the original principal amount of $110,000. The total amount due as of December 15, 2006 is $122,375.

          (c) Other amounts due to the Company for unpaid expense advances totaling $428.55.

     (3) Mr. Ward will bring current and assume all Company obligations with regard to the SBC Center Terrace Suite License Agreement between the Company and the San Antonio Spurs, LLC dated June 1, 2004 (the "Skybox Agreement"). The Company agrees to assign all of its rights under the Skybox Agreement to Mr. Ward. The parties acknowledged that the Skybox Agreement is assignable only with the consent of the San Antonio Spurs, LLC. Mr. Ward will use his best efforts to obtain the assignment with a full release of the Company from its obligations under the Skybox Agreement. If Mr. Ward is unable to obtain a full release of the Company from the Skybox Agreement, then the Company assignment of the Skybox Agreement will contain a security interest in favor of the Company giving it the right to retake possession of the premises.

     (4) The Company will issue Mr. Ward Five Hundred (500,000) Company common shares under the terms of his Employment Agreement. The stock will be subject to a security interest in favor of the Company to secure the assignment of the Skybox Agreement. If the Skybox Agreement is not assigned to Mr. Ward on, or before December 31, 2006, these shares will be returned to the Company.

     (5) The Company will pay Mr. Ward the total sum of $134,415.72 representing six (6) months salary, plus COBRA payments for the same period of time, commencing January 1, 2007 according to the Company's payroll schedule. In the event, that Mr. Ward is unable to secure an assignment of the Skybox Agreement on, or before January 31, 2007, as contemplated by the Agreement, the salary and COBRA payments may be suspended by the Company until the contemplated assignment is completed.

     (6) The Company granted Mr. Ward a two-year right of first refusal to meet or exceed any offer by a third party which is acceptable to the board of directors, and if required, by law, the bylaws and, or the shareholders, for the purchase of Sonterra Energy Corporation and, or Tidelands Exploration and Production, Inc. subsidiaries.

     (7) The Company will entertain an offer, which may be made by Mr. Ward or an investor group to acquire Sonterra Energy Corporation and Tidelands Exploration & Production, Inc. subsidiaries. The Company will grant Mr. Ward a two year first right of refusal to meet or exceed any offer from a third party for either or both of these subsidiaries.

Qualification of Contents of the Agreement Summary:
---------------------------------------------------

     The foregoing paragraphs contain a limited summary of the key terms of the Agreement. The summary is qualified in its entirety by the terms and conditions of the Agreement which has been attached to this Current Report as Exhibit 10.

Item 9.01   Financial Statements and Exhibits

Exhibit No.    Description

10 Agreement between Tidelands Oil & Gas Corporation and Michael Ward dated December 8, 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                 TIDELANDS OIL & GAS CORPORATION
Dated: December 18, 2006


                                                 /s/ James B. Smith
                                                 -------------------------------
                                                 By: James B. Smith
                                                 Title: President, CEO

Exhibit 10


                                    AGREEMENT

     This agreement (the "Agreement") is made to be effective as of the 8th day of December, 2006, by and between Tidelands Oil & Gas Corporation, ("TIDE") a Texas corporation having its principal office at 1862 Bitters Road, Building No. 1, San Antonio, Bexar County, Texas 78248, and Michael Ward, ("WARD") an individual residing at _________(1), San Antonio, Bexar County, Texas 78216. TIDE and WARD are collectively referred to herein as the "Parties."

                                    RECITALS

     WHEREAS, WARD has served as a Director of, and as the President and Chief Executive Officer of TIDE;

     WHEREAS, a material disagreement exists between WARD and the other Directors of TIDE regarding the current financial and operational governance of the company and the future direction of TIDE;

     WHEREAS, as of the date of this Agreement, WARD has resigned as a director and officer of TIDE and has further resigned from all manager, director, and/or officer positions of all subsidiaries of TIDE based upon the previously described disagreement; and,

     WHEREAS, the Parties desire to resolve all remaining matters between them in an amicable fashion and to finalize WARD's separation from TIDE in a manner which is as beneficial to each of the Parties as is possible.

                                    AGREEMENT

     NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises and payments described herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

                              I. WARD'S OBLIGATIONS

A. Resignations. WARD, as of the effective date of this Agreement, has resigned as a director and officer of Tidelands Oil & Gas Corporation and from all manager, director, and officer positions of its subsidiaries. WARD agrees to execute such other and further documents as may reasonably be requested by TIDE to formalize and finalize such resignations.

B. Repayment of Obligations. WARD agrees, to pay back all obligations owed by Ward to the Corporation on the terms set forth herein, including but not limited to the following:

     1. Airplane Note. WARD agrees to pay in full, on or before December 31, 2006, the outstanding principal and all interest accrued to the date of such payment in full, on that Promissory Note dated January 29, 2004. The total amount due on this obligation at December 15, 2006 is $286,810.36 with a per diem interest charge of $38.88 for each day after December 15, 2006 until paid.

     2. Stock Subscription Agreement. Ward agrees to pay, in full, upon execution hereof, all principal and accrued and unpaid interest due and owing on that First Amended Promissory Note dated September 14, 2005 in the original principal amount of $110,000.00 bearing interest at 5%. The total amount due as of December 15, 2006 is $122,375.00.

     3. Other Amounts. Upon execution hereof, WARD shall pay TIDE the sum of $428.55 for unpaid expenses advances from the Company.

C. Assumption of SBC Center Terrace Suite License Agreement. WARD agrees to bring current and assume all obligations of TIDE under that certain SBC Center Terrace Suite License Agreement between TIDE and San Antonio Spurs, LLC dated June 1, 2004 (the "Skybox Agreement"). TIDE agrees to assign all of its rights under the Skybox Agreement to Ward.

     1. The Parties acknowledge that the Skybox Agreement is assignable only with the consent of the San Antonio Spurs, LLC. WARD will use his best efforts to obtain such an assignment and a full release of TIDE from all obligations under the Skybox Agreement. WARD further agrees to provide the San Antonio Spurs, LLC with such financial and other information as it may reasonably request for the approval of such assignment and release of TIDE. TIDE agrees to cooperate with WARD in obtaining the assignment of the Skybox Agreement.

     2. If WARD is unable to obtain a full release of TIDE from the Skybox Agreement, then the assignment of the Skybox Agreement shall contain a security interest in favor of TIDE, giving TIDE the right to immediately retake possession of the skybox which is the subject of the Skybox Agreement and receive any and all benefits relating thereto (e.g. tickets, etc.).

     3. If WARD is unable to obtain an assignment of the Skybox Agreement, within thirty (30) days from the effective date of this agreement, then TIDE's obligations under section II.B shall immediately cease.

D. Cooperation Regarding Filings. WARD agrees to cooperate with TIDE regarding the filing of any and all necessary governmental or regulatory disclosures related to his resignation as described above.

                             II. TIDE'S OBLIGATIONS

A. TIDE shall issue WARD 500,000 shares of TIDE stock upon execution hereof. Such stock issuance shall be deemed to have fulfilled all obligations of TIDE with regard to section 3.2 of WARD's employment agreement with TIDE. Such stock issuance shall be subject to a security interest in favor of TIDE to secure the assignment of the Skybox Agreement as contemplated above. Such security interest will be documented in the form of an irrevocable stock power allowing James B. Smith, as President of TIDE, the power to transfer such shares back to TIDE if the assignment of the Skybox Agreement is not completed on or before December 31, 2006.

B. TIDE shall pay WARD the total sum of $134,415.72 being the sum of six (6) months salary, plus COBRA payments for the same period of time, commencing January 1, 2007 according to TIDE's payroll schedule in affect on December 1, 2006. In the event WARD is unable to secure an assignment of the Skybox Agreement as contemplated herein by January 31, 2007, these salary payments and COBRA payments, may be suspended by TIDE until such time as an assignment of the Skybox Agreement has been secured as contemplated herein.

C. TIDE hereby grants WARD a right of first refusal, which shall commence on the date hereof and continue for a period of two years thereafter, to meet or exceed any offer by a third party which is acceptable to the Board of Directors (and if required by law or by the bylaws of TIDE, the shareholders) of TIDE for the purchase of its Sonterra Energy Corporation and/or Tidelands Exploration and Production, Inc. subsidiaries (the "Subsidiaries") according to the following terms:

     1. Should TIDE obtain a firm offer from a third party for the purchase of either or both of the Subsidiaries, TIDE shall communicate the terms of such offer to WARD in writing, subject to any confidentiality restrictions imposed by the third party making such offer.

     2. TIDE agrees to cooperate with WARD and allow WARD access to information, subject to a confidentiality agreement, to allow WARD and his advisors to formulate any such offer.

     3. WARD shall then have a period of fifteen (15) calendar days from his receipt of the terms of such offer to formulate an offer which meets or exceeds the offer of the third party. If such offer meets or exceeds such third party offer, then TIDE shall, subject to legal restrictions, be obligated to accept WARD's offer.

     4. Nothing herein shall obligate TIDE to solicit offers for the Subsidiaries or either of them, nor to sell the Subsidiaries or either of them. Likewise, nothing herein shall obligated WARD to purchase, nor to make any offer for the purchase of the Subsidiaries or either of them.

                             III. MUTUAL OBLIGATIONS

A. Dispute Resolution. In order to facilitate an efficient and economical resolution of any disputed matter arising under this Agreement, the Parties agree to make a good faith effort to resolve any dispute related to this Agreement that may arise between the Parties in accordance with the following procedures:

     1. Negotiation. In the event a dispute arises, the complaining party shall give the other party written notice of such dispute. Within ten (10) days after receipt of said notice, the Parties shall meet at a mutually acceptable time and place, and, thereafter, as often as reasonably deemed necessary, shall exchange relevant information and attempt to resolve the dispute.

     2. Mediation. If the dispute cannot be resolved by negotiation within thirty (30) days after notice, or if the Parties fail to meet within ten (10) days, the dispute shall be submitted to mediation before resorting to litigation or any other dispute resolution mechanism. Submission to mediation may be made by either party by written notification to the other party.

     A mediator shall be selected by agreement of the Parties within five (5) days of notification of the need for mediation. Together with the mediator, the Parties shall agree on a mutually convenient time for the mediation. If the Parties are not able to agree on a mediator, the Bexar County Texas District Judge who coordinates alternative dispute resolution matters at such time shall pick a mediator from his or her Approved List of Mediators. Together with the mediator selected, the Parties shall promptly designate a mutually convenient time and place for the mediation, which shall take place within forty five (45) days after selection of the mediator. If the Parties do not agree promptly, then the mediator shall determine the time and place.

     3. Post Mediation Procedures. The Parties will use their best efforts to resolve such dispute by first mediating the dispute in good faith, and second, by using such other alternative dispute resolution procedures as may be selected by the agreement of the Parties, if any, prior to resorting to litigation.

B. Governing Law. This agreement shall be construed according to the laws of the State of Texas. Any action brought under this Agreement, or which is related to this Agreement shall be brought in Bexar County, Texas.

C. Assignment. Neither party may assign this Agreement without the consent of the other party. However, TIDE acknowledges that WARD may assign his right of first refusal to purchase the Subsidiaries, or either of them, to an investor group or entity owned or controlled by WARD.

D. Amendments/Modifications. This Agreement may not be amended or modified except in a writing signed by both WARD and TIDE.

E. Waiver. The waiver by either party of a breach or violation of any provision of this Agreement shall not operate as or be construed to be a waiver of any subsequent breach hereof. No waiver will be effective unless set forth in writing and signed by the party waiving such provision or breach of this Agreement.

F. Notices. Any notice given under this Agreement shall be sufficient if in writing and mailed, by either registered or certified mail, return receipt requested, postage prepaid, to a party at the address set forth in the introduction to this Agreement.

G. Severability. In the event any provision contained herein is determined to be invalid, illegal or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance there from. In lieu of such illegal, invalid or unenforceable provision there shall be added automatically as a part hereof a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

H. Headings. The captions, headings and arrangements used in this Agreement are for convenience only and do not affect, limit or amplify the terms and provisions hereof.

I. Confidentiality. TIDE and TIDE's attorneys or representatives and WARD and WARD's attorneys or representatives agree that all of the terms and amounts included in this Agreement are and forever shall be kept completely confidential and at no time are TIDE or TIDE's attorneys or representatives and/or WARD and WARD's attorney's or representatives to mention, state or otherwise infer to the terms and conditions or any details of this Agreement, except to the extent, if any, disclosure is required by law or regulatory authority or to enforce the terms hereof.

J. Entire Agreement. This Agreement contains the entire understanding among the Parties concerning the subject matter contained herein. There are no representations, agreements, arrangements or understandings, oral or written, among or between the parties hereto, relating to the subject matter of this Agreement, which are not fully expressed herein.



/s/ Michael Ward
----------------
Michael Ward



Tidelands Oil & Gas Corporation


By:/s/ James B. Smith
   ----------------------
James B. Smith, President


1 Street number and name has been omitted for privacy purposes.